

Mail Stop 6010

June 26, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael J. Ferrantino
Chief Executive Officer
Valpey-Fisher Corporation
75 South Street
Hopkinton, MA   01748

  Re: **Valpey-Fisher Corporation**
    Form 10-K for the year ended December 31, 2007
    Filed March 31, 2008
    File No. 1-04184

Dear Mr. Ferrantino:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief